Exhibit 99.1

NEWS RELEASE

March 17, 2008

ARC ENERGY TRUST CONFIRMS APRIL 15, 2008 CASH DISTRIBUTION AMOUNT

CALGARY, March 17, 2008 (AET.UN and ARX - TSX) ARC Energy Trust (the “Trust”) confirms that the cash distribution to be paid on April 15, 2008, in respect of the March 2008 production, for unitholders of record on March 27, 2008, will be $0.20 per trust unit.  The ex-distribution date is March 31, 2008.

As at March 17, 2008 the Trust’s trailing twelve-month cash distributions, including the March 17, 2008 payment, total $2.40 per trust unit.

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $6.4 billion.  The Trust expects full year 2008 oil and gas production to average approximately 63,000 barrels of oil equivalent per day from six core areas in western Canada.  ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management’s assessment of ARC’s future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC’s internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2008 and beyond; the sources, deployment and allocation of expected capital in 2008; and the success of future development drilling prospects.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact:

Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600	Fax: (403) 509-6417

Toll Free 1-888-272-4900

ARC Resources Ltd.

Suite 2100, 440 - 2nd Avenue S.W.

Calgary, AB  T2P 5E9